UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 20, 2018

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 19, 2018, ProQR Therapeutics N.V. (the “Company”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3: Renewal of the delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude preemption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares.

ProQR shareholders approved the renewal of the delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude preemption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares.

Agenda Item 4: Amendment of the articles of association of the Company.

ProQR shareholders approved the amendment of the articles of association of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: February 20, 2018	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer